U.S. Securities and Exchange Commission
                             Washington, D. C. 20549

                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                    Pursuant to Rule 17F-2 [17 CFR 270.17f-2]
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
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1.  Investment Company Act File Number:                                      Date examination completed:

         Star Select REIT Plus Fund                                   5/11/98

         811- 8155
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2. State Identification Number:
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AL                AK                AZ               AR                CA               CO
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CT                DE                DC               FL                GA               HI
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ID                IL                IN               IA                KS               KY
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LA                ME                MD               MA                MI               MN
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MS                MO                MT               NE                NV               NH
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NJ                NM                NY               NC                ND               OH
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OK                OR                PA               RI                SC               SD
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TN                TX                UT               VT                VA               WA
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WV                WI                WY               PUERTO RICO
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
Other (Specify):

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3. Exact number of investment  company as specified in  registration  statement:
     333-23987
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4. Address of principal  executive  office:  (number,  street,  city, state, zip code) 431 N. Pennsylvania Avenue, Indianapolis, Indiana 46204

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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissio's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business are conducted, and one copy with the appropriate state administrator(s), if applicable. THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposed of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fognash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.




To the Trustees of
Star Select REIT Plus Fund

We have examined the investment accounts shown by the books and records of Star Select REIT Plus Fund for the period from our last surprise audit on January 14,1998 to March 31, 1998 . Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on March 31, 1998, shown by the books and records audited by us were located at the Depository Transfer Company
(DTC), which we verified by reviewing DTC/SCI reconciliations at Star Bank in Cincinnati, Ohio, except for securities purchased but not received on that date, as to which we obtained confirmation from the brokers.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to an financial statements of Star Select REIT Plus Fund, taken as a whole.




/s/ McCurdy & Associates
McCurdy & Associates CPA's, Inc.
May 11, 1998